UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 1-10269

ALLERGAN, INC.

SAVINGS AND INVESTMENT PLAN

(Full title of the plan)

ALLERGAN, INC.

2525 Dupont Drive

Irvine, California 92612

(Name of issuer of the securities held

pursuant to the plan and the address of its

principal executive office)

4.	ERISA Financial Statements and Schedule and Exhibits:

(a)	Financial Statements and Schedule:

Report of Independent Registered Public Accounting Firm of Lesley, Thomas, Schwarz & Postma, Inc., dated June 23, 2010, on the Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008 and the related Statements of Changes in Net Assets Available for Benefits for the Years Then Ended — Allergan, Inc. Savings and Investment Plan.

Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008— Allergan, Inc. Savings and Investment Plan.

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2009 and 2008— Allergan, Inc. Savings and Investment Plan.

Notes to Financial Statements — Allergan, Inc. Savings and Investment Plan.

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) — December 31, 2009 — Allergan, Inc. Savings and Investment Plan.

(b)	Exhibits

Exhibit 23 — Consent of Lesley, Thomas, Schwarz & Postma, Inc.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

Date: June 25, 2010	By:	/s/ Jeffrey L. Edwards
Jeffrey L. Edwards Allergan, Inc. Executive Committee

ALLERGAN, INC.

SAVINGS AND INVESTMENT PLAN

INDEX TO FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

All other schedules are omitted because they are not required or applicable pursuant to ERISA and Department of Labor regulations.

Report of Independent Registered Public Accounting Firm

To the Executive Committee of Allergan, Inc.

We have audited the accompanying statements of net assets available for benefits of the Allergan, Inc. Savings and Investment Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Allergan, Inc. Savings and Investment Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Lesley, Thomas, Schwarz & Postma, Inc.

Lesley, Thomas, Schwarz & Postma, Inc.

Newport Beach, California

June 23, 2010

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS

Investments
Participant loans at estimated fair value (Note 3)	$7,919,393	$6,922,836
Investments in master trust at fair value (Note 3)	541,752,680	365,458,016

Total investments	549,672,073	372,380,852

Receivables
Participant contributions	3,233	—
Employer contributions	16,789,971	18,311,297

Total receivables	16,793,204	18,311,297

TOTAL ASSETS	566,465,277	390,692,149

LIABILITIES

Operating payables	—	2,381

Net assets available for benefits at fair value	566,465,277	390,689,768

Adjustment from fair value to contract value for fully benefit-responsive investment contract (Note 2)	2,846,689	6,196,538

NET ASSETS AVAILABLE FOR BENEFITS	$569,311,966	$396,886,306

See the accompanying notes to these financial statements

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
ADDITIONS (DEDUCTIONS) TO NET ASSETS ATTRIBUTED TO:
Investment income (loss)
Net appreciation (depreciation) in contract value of investments (Note 3)	$129,528,290	$(185,580,820)
Interest	469,754	492,296
Dividends	6,507,679	11,504,215

	136,505,723	(173,584,309)

Contributions
Employer—match	7,336,015	16,557,879
Employer—retirement	16,510,538	17,260,417
Participant—before tax	33,981,771	36,975,131
Participant—after tax	841,077	1,005,543
Rollovers	2,567,368	8,286,798

	61,236,769	80,085,768

Total additions (deductions) to net assets	197,742,492	(93,498,541)

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	25,276,737	34,907,575
Corrective distributions	3,590	13,946
Administrative expenses	36,505	26,336

Total deductions from net assets	25,316,832	34,947,857

NET INCREASE (DECREASE)	172,425,660	(128,446,398)

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	396,886,306	525,332,704

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$569,311,966	$396,886,306

See the accompanying notes to these financial statements

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 1 — DESCRIPTION OF THE PLAN

The following description of the Allergan, Inc. Savings and Investment Plan (Restated 2008) (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan, established on July 26, 1989, is a defined contribution plan sponsored by Allergan, Inc. (the “Company”). The Plan provides for immediate eligibility to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and is qualified under the Internal Revenue Code (the “Code”). The administrator for the Plan is the Allergan, Inc. Executive Committee. The trustee for the Plan is JPMorgan Chase Bank.

Employee Contributions — The Company’s eligible United States employees may contribute a portion of their defined compensation, either before tax, after tax, or a combination thereof, subject to the limitations as defined by the Code.

The Company’s eligible Puerto Rico employees may contribute a portion of their defined compensation, either before tax, after tax, or a combination thereof, subject to the limitations as defined by the Puerto Rico Internal Revenue Code.

Participants direct the investment of their contributions into various investment options offered by the Plan through the Master Trust. The plan administrator regularly consults with the trustee to evaluate investment performance and, based thereon, will add or remove investment options. As of December 31, 2009 and 2008, participant contributions could be invested in the Allergan, Inc. Common Stock Fund, JPMorgan Stable Value Fund, Western Asset Core Plus Bond Portfolio Fund, Dodge & Cox Balanced Fund, American Century Income and Growth Fund, BlackRock Equity Index Fund (formerly known as Barclays Global Investors Equity Index Fund), Janus Adviser INTECH Risk-Managed Growth Fund, American Funds New Perspective Fund, American Funds EuroPacific Growth Fund, Columbia Marsico Focused Equities Fund, Evergreen Special Values Fund, TIAA-CREF Small Cap Blend Index Fund, Times Square Small Cap Growth Fund, Dodge & Cox Stock Fund or any combination of the 14 funds at the participant’s discretion.

Additionally, certain assets were invested in the Advanced Medical Optics, Inc. Common Stock Fund as of December 31, 2008, although new allocations were not permitted and had not been made to that fund since June 29, 2002. During April 2009, the Advanced Medical Optics, Inc. Common Stock Fund shares were converted into cash and subsequently invested in the Dodge & Cox Balanced Fund due to the acquisition of Advanced Medical Optics, Inc. by Abbott Laboratories in February 2009.

Certain limitations imposed by the Code may have the effect of reducing the level of contributions initially selected by participants who fall within the classification of “highly compensated employees” as defined in the Code.

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 1 — DESCRIPTION OF THE PLAN (CONTINUED)

Employer Matching Contributions — The Company contributed an amount equal to 100% of each employee’s contribution up to 4% of defined compensation for the year ended December 31, 2008. Pursuant to an amendment dated January 27, 2009 and effective January 31, 2009 (the “January 2009 Plan Amendment”), the Company made matching contributions in an amount equal to 100% of each employee’s contribution up to 2% of defined compensation for the duration of the year ended December 31, 2009. The January 2009 Plan Amendment also authorizes the Company’s Board of Directors, or its delegate, to change the Company’s matching contribution levels from time to time in an amount not to exceed 4% of each employee’s defined compensation. Effective January 1, 2010, the match was increased to 100% of each employee’s contribution up to 3% of defined compensation.

Prior to January 1, 2009, employer matching contributions were made in Allergan, Inc. common stock which was invested in the Allergan, Inc. Common Stock Fund. Participants who were over 55 could, however, elect to direct their employer matching contributions into any of the 14 investment funds. All participants could elect at any time to diversify their employer matching contributions in the Allergan, Inc. Common Stock Fund into any of the other 13 investment funds, subject to the Company’s insider trading policy.

Pursuant to an amendment dated June 15, 2009 and effective January 1, 2009, any participant may elect that any future matching contributions be invested in any of the 14 investment funds, subject to the Company’s insider trading policy.

Employer Retirement Contributions — Effective January 1, 2003, the Company makes an annual retirement contribution equal to 5% of each participant’s defined compensation if they are eligible for the Retirement Contribution Feature of the Plan, have completed at least six months of service, and are employed on the last business day of the year. Pursuant to an amendment dated October 12, 2009 and effective January 1, 2008, the Company made a supplemental retirement contribution for the year ended December 31, 2008 on behalf of each participant who received a retirement contribution for the year and who was not a highly compensated employee during that year. The amendment provides the Company with discretion to make supplemental retirement contributions in future years as necessary to satisfy applicable non-discrimination requirements set forth under the Code.

Investment Options — Participants have the right to elect investment options upon enrollment or re-enrollment into the Plan. Additionally, participants may elect to change their investment options and transfer their account balances among the different investment funds at any time, subject to the Company’s insider trading policy.

Participant Accounts — Each participant’s account is credited for the participant’s contributions, employer match and employer retirement contributions and allocations of fund earnings and charged with an allocation of administrative expenses and fund losses. The earnings and losses of each of the funds are allocated daily to the individual accounts of participants based on their relative interest in the fair value of the assets held in each fund, except for dividends and unrealized appreciation (depreciation) on the common stock of Allergan, Inc., which is allocated based upon the number of shares held in the individual accounts of participants.

Participant Loans Receivable — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance excluding retirement contributions. Loan terms range from one to five years or, for the purchase of a primary residence, up to 15 years. The loans are secured by the balance in the participant’s account and bear interest at prime plus one percent as determined on the date of the loan application. The interest rate is fixed for the term of the loan. Principal and interest is paid through payroll deductions each pay period.

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 1 — DESCRIPTION OF THE PLAN (CONTINUED)

Vesting and Forfeitures — Participant contributions are fully vested at all times. Participants forfeit their share of employer matching contributions if they terminate their employment before completing three years of service with the Company. Employer matching contributions vest based on a cliff vesting of 3 years of service. Employer retirement contributions vest on a graduated basis. After completing one year of service, the participant is 20% vested, and vesting increases 20% each year thereafter until fully vested at the end of the fifth year of service. Forfeitures are used by the Company to offset future employer contribution requirements and to reinstate rehired employee accounts. During the Plan years ended December 31, 2009 and 2008, $2,248,446 and $1,715,576, respectively, of forfeitures were used to offset contributions. At December 31, 2009 and 2008, unutilized forfeitures totaled $312,588 and $589,813, respectively.

Payment of Benefits — Participants may withdraw their employee “after-tax” and rollover contributions at any time. After withdrawing all “after-tax” and rollover contributions, vested employer matching contributions can also be withdrawn at any time by a participant who has at least three years of credited service provided that the matching contributions were credited at least two years prior to withdrawal. Withdrawals of employee “after-tax” contributions during employment may cause the participant to become ineligible to receive certain employer matching contributions and be suspended from contributing to the Plan for a period of six months following the withdrawal.

After the permitted withdrawal of employee “after-tax” contributions, rollover contributions and vested employer matching contributions in accordance with the prior paragraph, an employee may withdraw his or her “before-tax” contributions and any remaining “after-tax” contributions and vested employer matching contributions in the event of financial hardship. Hardship withdrawals cause the employee to become ineligible to contribute to the Plan for a period of six months following the withdrawal for U.S. employees and 12 months for Puerto Rico employees. Hardship withdrawals of employer retirement contributions are not permitted.

Participants become entitled to payment of the total value of their accounts at the time of termination (if fully vested), attainment of age 59-1/2 (if fully vested), permanent and total disability, or death. Under certain circumstances set forth in the Plan, the participant may elect to receive the distribution in a lump sum (in cash or in cash and common stock of Allergan, Inc., or until April 2009, in stock of Advanced Medical Optics, Inc., as applicable) or may elect partial distributions. If the participant’s vested account value is $1,000 or more, withdrawals may be postponed until as late as attaining age 70-1/2. After death, payment is made in the form of a lump sum to the designated beneficiary.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis of accounting. Except for unutilized forfeitures (see Note 1), the net assets of the Plan are allocated entirely to individual participants’ accounts.

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

The following presentation relates to the fully benefit-responsive investment contract (JPMorgan Stable Value Fund) held in the Master Trust for the years ended December 31, 2009 and 2008.

The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by JPMorgan Chase Bank.

The fair value of the investment contract at December 31, 2009 and 2008 was $65,260,489 and $55,562,813, respectively. The contract value of the investment contract at December 31, 2009 and 2008 was $68,107,178 and $61,759,351, respectively.

There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The average yields at December 31, 2009 and 2008 were approximately 1.63% and 2.81%, respectively. The crediting interest rate is based on an agreed-upon formula with the insurer, but cannot be less than zero. This rate is reset each calendar quarter based on the data as of the last business day of the month prior to the end of the quarter. The crediting interest rates in effect at December 31, 2009 and 2008 were approximately 1.94% and 2.69%, respectively.

Accounting Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition — On June 20, 2007, the Plan, along with the Allergan, Inc. Employee Stock Ownership Plan, entered into the Allergan, Inc. Master Trust (the “Master Trust”). See Note 3, for further discussion of the Master Trust. The Plan’s investments in the Master Trust are stated at fair value except that JPMorgan Stable Value Fund is based upon the net asset value reported by the fund (this fund is reported at contract value). Participant loans are valued at the outstanding balance which the plan sponsor has estimated approximates fair value.

Purchases and sales of investments held in the Master Trust are reflected on the trade-date basis. Dividend income is recorded on the ex-dividend date.

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Plan presents, in the Statements of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the contract value of its investments held in the Master Trust, which consist of the realized gains or losses and the unrealized appreciation (depreciation) on those investments held in the Master Trust.

Interest Bearing Cash and Cash Equivalents — Interest bearing cash and cash equivalents held in the Master Trust represent amounts invested in JPMorgan Chase Bank, which consist of highly liquid short-term investments.

Contribution Funding — The participant deferrals and employer matching contributions are funded on a consistent basis following the issuance of each Company payroll. Employer retirement contributions are funded on an annual basis.

Non-Discrimination for Employee and Employer Contributions — The Plan, as required by the Code, performs annual tests between participants who are highly compensated employees and those who are non-highly compensated employees to ensure that highly compensated employees are not disproportionately favored under the Plan. If the Plan fails the tests, it must refund some of the excess contributions made on behalf of highly compensated employees during the applicable year. Excess contributions that are refunded are accrued as a liability to the Plan in the year to which they relate. No such accrual exists at December 31, 2009 and 2008.

Non-Distributed Benefits — The Plan does not accrue non-distributed benefits related to participants who have withdrawn from the Plan, but recognizes such benefits as a deduction from net assets in the period in which such benefits are paid.

Continuation of the Plan — The Company anticipates and believes the Plan will continue without interruption, but reserves the right to discontinue the Plan. If the Plan is terminated by the Company, the accounts of all affected participants shall become 100% vested and non-forfeitable without regard to the years of service of such participants.

Administrative Expenses — Expenses incurred in the administration and operation of the Plan are paid by the Plan. Certain administrative expenses of the Plan are paid by the Company.

NOTE 3 — INVESTMENTS

The Master Trust was created pursuant to a trust agreement dated June 20, 2007, between the Company and JPMorgan Chase Bank, as trustee of the funds, to permit the commingling of trust assets of both the Allergan, Inc. Savings and Investment Plan and Allergan, Inc. Employee Stock Ownership Plan, for investment and administrative purposes. The assets of the Master Trust are held by JPMorgan Chase Bank.

The following tables summarize the net assets at fair value and net investment income (loss) of the Master Trust.

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 3 — INVESTMENTS (CONTINUED)

A) NET ASSETS OF THE MASTER TRUST

	December 31, 2009	December 31, 2008
INVESTMENTS:
Common Stock	$—	$1,942,486
Mutual Funds	322,096,621	206,081,111
Common/Collective Trusts	108,335,678	81,955,181
Interest Bearing Cash	—	177,526
U.S. Government Securities	186,959	266,705
Employer Securities	260,602,918	176,938,831
Other	108,898	245,258

NET ASSETS OF THE MASTER TRUST	$691,331,074	$467,607,098

NET INVESTMENT IN MASTER TRUST—BY PLAN

Allergan, Inc. Savings and Investment Plan
Investment in Master Trust	$541,752,680	$365,458,016

Plan’s percentage interest in net assets of the Master Trust	78.4%	78.2%

Allergan, Inc. Employee Stock Ownership Plan
Investment in Master Trust	$149,578,394	$102,149,082

Plan’s percentage interest in net assets of the Master Trust	21.6%	21.8%

B) NET INVESTMENT INCOME (LOSS) OF THE MASTER TRUST

	Year Ended December 31, 2009	Year Ended December 31, 2008
INVESTMENT INCOME (LOSS):
Net appreciation (depreciation) in fair value of investments
Common Stock	$102,897,999	$(110,899,771)
Mutual Funds	69,277,136	(126,539,230)
Common/Collective Trusts	13,321,904	(15,103,304)
Interest Bearing Cash	8,440	98,131

	185,505,479	(252,444,174)

Dividends	7,368,403	12,688,846

NET INVESTMENT INCOME (LOSS) OF THE MASTER TRUST	$192,873,882	$(239,755,328)

NET INVESTMENT INCOME (LOSS) FROM MASTER TRUST—BY PLAN

Allergan, Inc. Savings and Investment Plan	$139,385,818	$(178,917,235)

Allergan, Inc. Employee Stock Ownership Plan	$53,488,064	$(60,838,093)

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 3 — INVESTMENTS (CONTINUED)

The Plan’s net investment income (loss) from the Master Trust reported above is based on fair value of investments held in the Master Trust. This amount differs from the investment income (loss) reported in the accompanying Statements of Changes in Net Assets Available for Benefits due primarily to the changes in contract value of benefit-responsive investments.

The following table presents the fair value of investments held in the Master Trust. Investments that represent five percent or more of the Plan’s net assets available for benefits at December 31, 2009 and 2008 are separately identified.

	December 31, 2009
	Number of Shares, Units or Principal Amounts	Fair Value
PARTICIPANT DIRECTED INVESTMENTS
At fair value as determined by quoted market prices (held in Master Trust):
Common Stock:
Allergan, Inc. *	2,283,145	$143,860,951

Mutual Funds:
Dodge & Cox Balanced Fund *	1,192,840	76,377,551
Dodge & Cox Stock Fund	122,907	11,816,232
American Century Income and Growth Fund	1,313,716	28,060,971
American Funds New Perspective Fund *	2,011,173	51,526,255
American Funds EuroPacific Growth Fund *	1,266,221	48,470,924
Western Asset Core Plus Bond Portfolio Fund	2,341,568	23,743,501
Janus Adviser INTECH Risk-Managed Growth Fund	1,383,087	15,227,790
Columbia Marsico Focused Equities Fund	284,660	5,567,949
Evergreen Special Values Fund	903,740	16,176,943
Times Square Small Cap Growth Fund	892,835	9,124,778
TIAA-CREF Small Cap Blend Index Fund	1,104,064	12,144,704

Total mutual funds		298,237,598

At fair value as reported by the fund (held in Master Trust):
Common/Collective Trusts:
JPMorgan Stable Value Fund *	629,447	65,260,489
BlackRock Equity Index Fund*	937,923	34,393,642

Total common/collective trusts		99,654,131

Total investments held in Master Trust		541,752,680

Investments at estimated fair value:
Participant loans		7,919,393

Total investments		$549,672,073

*	Investments that represent five percent or more of the Plan’s net assets available for benefits.

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 3 — INVESTMENTS (CONTINUED)

	December 31, 2008
	Number of Shares, Units or Principal Amounts	Fair Value
PARTICIPANT DIRECTED INVESTMENTS
At fair value as determined by quoted market prices (held in Master Trust):
Common Stock:
Allergan, Inc. *	2,392,869	$96,480,481
Advanced Medical Optics, Inc.	108,452	716,869

Total common stock		97,197,350

Mutual Funds:
Dodge & Cox Balanced Fund *	987,656	50,627,247
Dodge & Cox Stock Fund	86,316	6,419,297
American Century Income and Growth Fund *	1,322,783	24,497,940
American Funds New Perspective Fund *	1,759,167	33,160,302
American Funds EuroPacific Growth Fund *	982,266	27,454,337
Western Asset Core Plus Bond Portfolio Fund	1,815,352	15,757,258
Janus Adviser INTECH Risk-Managed Growth Fund	1,391,689	11,634,522
Columbia Marsico Focused Equities Fund	243,755	3,666,077
Evergreen Special Values Fund	826,299	11,427,722
Times Square Small Cap Growth Fund	753,762	5,675,831
TIAA-CREF Small Cap Blend Index Fund	319,552	2,796,079

Total mutual funds		193,116,612

At fair value as reported by the fund (held in Master Trust):
Common/Collective Trusts:
JPMorgan Stable Value Fund *	579,455	55,562,813
BlackRock Equity Index Fund	670,018	19,403,715

Total common/collective trusts		74,966,528

Investments at estimated fair value:
Interest bearing cash and cash equivalents		177,526

Total investments held in Master Trust		365,458,016

Investments at estimated fair value:
Participant loans		6,922,836

Total investments		$372,380,852

*	Investments that represent five percent or more of the Plan’s net assets available for benefits.

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 3 — INVESTMENTS (CONTINUED)

The Plan’s investments held in the Master Trust (including gains and losses on investments bought and sold, as well as held) appreciated (depreciated) in value during the years ended December 31, 2009 and 2008. The changes in fair value of investments for the years ended December 31, 2009 and 2008 were $132,878,139 and ($190,421,450), respectively.

During the years ended December 31, 2009 and 2008, $6,507,679 and $11,504,215, respectively, of dividends were earned by investments held in the Master Trust and are included in dividends on the Statements of Changes in Net Assets Available for Benefits. Included in net appreciation (depreciation) in contract value of investments on the Statements of Changes in Net Assets Available for Benefits is ($3,349,849) and $4,840,630 representing the change in the fair value to contract value adjustment for the fully benefit-responsive contract for the years ended December 31, 2009 and 2008, respectively.

NOTE 4 — FAIR VALUE MEASUREMENTS

Fair value measurements are based on a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2 — Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 4 — FAIR VALUE MEASUREMENTS (CONTINUED)

Employer securities and common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value of shares held by the Plan at year end. The share value is based on the quoted price at the end of the day on the active market in which the individual mutual funds are traded.

Common or collective trust funds: Valued at the net asset value of units held by the Plan at year end, and generally, include the use of significant observable inputs in determining the unit value.

U.S. government securities: Valued based on the underlying assets using quoted prices in an active market.

Other: Wrapped bonds are valued based on a calculation of the difference between the replacement cost and the actual cost, projected for the duration of the associated portfolio, discounted back to the measurement date using an appropriate discount rate.

Participant loans: Valued at amortized cost, which approximates fair value.

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets as of December 31, 2009 and 2008.

		Fair Value Measurements as of December 31, 2009
Description	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Employer Securities	$260,602,918	$260,602,918	$—	$—
Mutual Funds:
Value Funds	142,750,899	142,750,899	—	—
Blend Funds	93,305,890	93,305,890	—	—
Growth Funds	86,039,832	86,039,832	—	—

Total Mutual Funds	322,096,621	322,096,621	—	—
Common/Collective Trusts	108,335,678	—	108,335,678	—
U.S. Government Securities	186,959	186,959	—	—
Other	108,898	—	108,898	—

Total Assets at Fair Value	$691,331,074	$582,886,498	$108,444,576	$—

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 4 — FAIR VALUE MEASUREMENTS (CONTINUED)

		Fair Value Measurements as of December 31, 2008
Description	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Common Stock	$1,942,486	$1,942,486	$—	$—
Employer Securities	176,938,831	176,938,831	—	—
Mutual Funds	206,081,111	206,081,111	—	—
Common/Collective Trusts	81,955,181	—	81,955,181	—
U.S. Government Securities	266,705	266,705	—	—
Interest Bearing Cash	177,526	177,526	—	—
Other	245,258	—	245,258	—

Total Assets at Fair Value	$467,607,098	$385,406,659	$82,200,439	$—

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2009 and 2008.

		Fair Value Measurements as of December 31, 2009
Description	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Investments Held in Master Trust	$541,752,680	$—	$541,752,680	$—
Participant Loans	7,919,393	—	—	7,919,393

Total Assets at Fair Value	$549,672,073	$—	$541,752,680	$7,919,393

		Fair Value Measurements as of December 31, 2008
Description	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Investments Held in Master Trust	$365,458,016	$—	$365,458,016	$—
Participant Loans	6,922,836	—	—	6,922,836

Total Assets at Fair Value	$372,380,852	$—	$365,458,016	$6,922,836

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 4 — FAIR VALUE MEASUREMENTS (CONTINUED)

The following tables present changes in the Plan’s Level 3 investment assets measured at fair value on a recurring basis for the years ended December 31, 2009 and 2008.

	Participant Loans (Level 3)
	December 31, 2009	December 31, 2008
Balance, beginning of year	$6,922,836	$5,638,789
Interest	469,754	492,296
Purchases, issuances and settlements (net)	526,803	791,751

Balance, end of year	$7,919,393	$6,922,836

NOTE 5 — INCOME TAX STATUS

The Plan obtained its latest determination letter on July 22, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended and restated since receiving the determination letter. The Plan has applied for a new determination letter but the letter has not yet been received. However, the Plan’s administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and constitutes a qualified plan under Section 401(a) of the Code and that the Plan’s trust is exempt from federal income taxes under provisions of Section 501(a).

NOTE 6 — RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

The Plan allows participants to purchase employer securities held in the Master Trust. As of December 31, 2009 and 2008, the Plan held 2,283,145 and 2,392,869 shares, respectively, of Allergan, Inc. common stock held in the Master Trust.

Certain Plan investments held in the Master Trust and allocated to the Plan are invested in mutual funds that are managed by an affiliate of JPMorgan Chase Bank, the trustee, and therefore, these transactions qualify as party-in-interest transactions for which there is a statutory exemption.

NOTE 7 — RISKS AND UNCERTAINTIES

The Plan through the Master Trust provides for various investment options in mutual funds, common and collective trusts, common stock and cash and cash equivalents. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect participants’ account balances and the amounts reported in the financial statements.

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 8 — CONCENTRATIONS

Investments in the common stock of Allergan, Inc. held in the Master Trust comprised approximately 26% of the Plan’s total investments as of December 31, 2009 and 2008.

NOTE 9 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2009	December 31, 2008
Net assets available for benefits per the financial statements	$569,311,966	$396,886,306
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contract	(2,846,689)	(6,196,538)

Net assets available for benefits per the Form 5500	$566,465,277	$390,689,768

The following is a reconciliation of investment income (loss) per the financial statements to the Form 5500:

	Year Ended December 31, 2009	Year Ended December 31, 2008
Total investment income (loss) per the financial statements	$136,505,723	$(173,584,309)
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contract	3,349,849	(4,840,630)

Total investment income (loss) per the Form 5500	$139,855,572	$(178,424,939)

SUPPLEMENTAL SCHEDULE

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

EMPLOYER ID NUMBER 95-1622442, PLAN NUMBER 002

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

SCHEDULE H, LINE 4i

DECEMBER 31, 2009

(a)	(b) Identity of Issue Borrower Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

*	Participant loans	Interest rates ranging from 4.25% to 10.5%	$0	$7,919,393

*	Party-in interest

See Report of Independent Registered Public Accounting Firm and

the accompanying notes to the financial statements

Exhibit Index

Exhibit No.	Description
Exhibit 23	Consent of Lesley, Thomas, Schwarz & Postma, Inc.